                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2002.

                                       or

[_] TRANSMISSION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________________ TO ________________.

       Commission file number...........................................0-7282

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Computer Horizons Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                            Computer Horizons Corp.
                            49 Old Bloomfield Avenue
                            Mountain Lakes, New Jersey 07046-1495

                              REQUIRED INFORMATION

Report of Independent Certified Public Accountants

Audited Statements of Net Assets Available for Benefits

Audited Statements of Changes in Net Assets Available for Benefits

Exhibits:

Exhibit 23.1  Consent of Independent Certified Public Accountants

Exhibit 99 Certification by Michael Shea and William J. Murphy pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 2002 and 2001

                                 C O N T E N T S

                                                                                 Page
                                                                                 ----
Report of Independent Certified Public Accountants                                 3

Financial Statements

    Statements of Net Assets Available for Benefits                                4

    Statements of Changes in Net Assets Available for Benefits                     5

    Notes to Financial Statements                                                6 - 10

Supplemental Schedule

    Report of Independent Certified Public Accountants on
      Supplementary Information                                                   12

    Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes       13 - 14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Trustees
  COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


Edison, New Jersey
May 16, 2003

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,

                                                         2002           2001
                                                     ------------   ------------
ASSETS
  Investments                                        $ 36,969,985   $ 40,410,131
  Participant loans                                       741,797        724,380
                                                     ------------   ------------

                                                       37,711,782     41,134,511
                                                     ------------   ------------

  Contributions receivable
    Employee                                              144,250        181,265
    Employer                                               29,123         41,128
                                                     ------------   ------------

    Total receivables                                     173,373        222,393
                                                     ------------   ------------

         Net assets available for benefits           $ 37,885,155   $ 41,356,904
                                                     ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                  Computer Horizons Corp. Employee Savings Plan

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                             Year ended December 31,

                                                         2002           2001
                                                     ------------   ------------
Additions
  Employees' contributions                           $  6,381,473   $  7,555,906
  Employer's contributions                              1,077,504      1,204,663
  Plan conversions                                      1,040,103              -
  Interest/dividend income                                921,513      1,121,149
                                                     ------------   ------------

                                                        9,420,593      9,881,718
                                                     ------------   ------------

Deductions
  Withdrawals                                          (5,683,248)    (5,448,649)
  Deemed distribution                                    (304,387)       (67,772)
  Net depreciation in fair value
    of investments                                     (6,858,375)    (4,519,274)
  Expenses                                                (46,332)       (53,668)
                                                     ------------   ------------

                                                      (12,892,342)   (10,089,363)
                                                     ------------   ------------

       NET DECREASE IN NET ASSETS
         AVAILABLE FOR BENEFITS                        (3,471,749)      (207,645)
                                                     ------------   ------------

Net assets available for benefits at
  beginning of year                                    41,356,904     41,564,549
                                                     ------------   ------------

Net assets available for benefits at
  end of year                                        $ 37,885,155   $ 41,356,904
                                                     ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001

NOTE A - DESCRIPTION OF THE PLAN

     The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan, as amended, is a defined contribution employee profit-sharing plan covering all full-time employees of Computer Horizons Corp. (the "Company") who have completed at least six months of service and all part-time employees who have completed a minimum of one thousand (1,000) hours of service within a year.

     The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit-sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

     The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. On January 1, 1998, the Plan was further amended to reflect the appointment of Merrill Lynch as Plan Trustee and recordkeeper.

     In 2002, the Plan was amended to comply with the requirements of the GUST amendments. A favorable determination letter dated May 2003 was received from the Internal Revenue Service ("IRS").

     CONTRIBUTIONS

     Each year participants may contribute from three to fifteen percent of pretax annual compensation, defined as base pay (regular earnings, overtime and commissions) not to exceed a maximum threshold as specified in the agreement. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 50 percent of the first 4 percent of base compensation that a participant contributes to the Plan.

     PARTICIPANT ACCOUNTS AND VESTING

     Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 2002 and 2001

NOTE A (CONTINUED)

     (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral Account balance (pretax contributions of three to fifteen percent of compensation not to exceed a maximum threshold as specified in agreement), and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of his Employer Matching Account balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service) and plan earnings, which are allocated based on participant account balances, as defined. Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions remaining plan. During 2002 the plan used approximately $111,000 of forfeitures. Remaining Plan forfeitures approximate $110,000 and $199,000 for 2002 and 2001, respectively.

     WITHDRAWALS AND DISTRIBUTIONS UPON
       TERMINATION OF EMPLOYMENT

     Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option. However, if the value of a participant's account is greater than $5,000, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter. If an account balance is less than $5,000, the Company will distribute the amount upon termination.

     LOANS TO PARTICIPANTS

     The Plan provides for loans to participants to a maximum of the lesser of
     (1) $50,000 or (2) 50% of the participant's account balance (a minimum $1,000 vested balance required). The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

     The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan. Interest rates ranged from 5.75% to 11.00% and 6.50% to 10.00% in 2002 and 2001, respectively. Principal and interest are paid ratably through payroll deductions.

     During 2002 and 2001, respectively, the Plan noted approximately $304,387 and $68,000 of defaulted loans. The Plan classified these outstanding balances as deemed distributions within the statements of changes in net assets available for benefits at December 31, 2002 and 2001.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 2002 and 2001

NOTE A (CONTINUED)

     TERMINATION

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

     ADMINISTRATIVE EXPENSES

     All administrative expenses, charged by the Plan's recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by the forfeitures is paid by the Plan Sponsor.

     PLAN CONVERSIONS

     In June 2001, the Plan transferred $217,686 of participant account balances to the eB Networks Employee Savings Plan. (eB Networks is a former subsidiary of the Company.) In January 2002, the Plan received $1,040,103 of participant account balances from the ICM 401(k) Plan (ICM is a former subsidiary of the Company). As of the end of the Plan year, the account balances remained in the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as applied to profit-sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, at close on the last trade date of the year. Dividends are recorded on the ex-dividend date. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     BENEFIT PAYMENTS

     Benefits payments are recorded as paid.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 2002 and 2001

NOTE C - INVESTMENT OF FUNDS

     All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are various mutual funds and the Computer Horizons Corp. Common Stock Fund. All investments are participant-directed.

     MUTUAL FUNDS

     Investments in mutual funds are valued at quoted market value which approximates fair value and at December 31 consist of the following:

                                                                     2002                  2001
                                                                 ------------          ------------
      Merrill Lynch Retirement Preservation Trust                $  8,488,810*         $  7,254,965*
      Merrill Lynch International Equity Fund                         615,647               812,436
      Merrill Lynch S&P 500 Index Fund                              7,094,259*            9,467,370*
      Merrill Lynch Small Cap Index Fund                            1,398,427             1,654,739
      Merrill Lynch Global Allocation Fund                          1,165,108             1,123,742
      Massachusetts Investors Trust                                 6,154,978*            8,819,061*
      MFS Research Fund                                             1,686,408             2,514,464*
      Merrill Lynch Balanced Capital Fund                           3,058,417*            3,802,216*
      Merrill Lynch Intermediate Corporate Bond Fund, Class A       1,839,547*            1,020,693
      Merrill Lynch Intermediate Corporate Bond Fund, Class D         674,965               182,572
      Eaton Vance Worldwide Health Sciences Fund                      445,847               566,237
      Oppenheimer Developing Markets Fund                             133,700                25,311
      Van Kampen Emerging Growth Fund                                 380,630               239,043
      AIM Balanced Fund                                               197,244                80,485
      Eaton Vance Income Fund of Boston                                76,020                53,252
      MFS Utilities Fund                                               71,801               162,471
      Massachusetts Investors Growth Stock Fund                       579,165               332,121
      ING Pilgrim International Value Fund                            425,776               165,590
      Davis Series Financial Fund                                     363,831               407,915
      Merrill Lynch Small Capital Value Fund                          142,315                43,201
      Pimco Innovations Fund                                          123,284               131,110
                                                                 ------------          ------------

                                                                 $ 35,116,179          $ 38,858,994
                                                                 ============          ============

     * Denotes investments which exceed 5% of net assets available for Plan benefits at the end of the year.

     In addition the Plan has a cash balances account of $193,447 and $7,520 at December 31, 2002 and 2001 respectively.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 2002 and 2001

NOTE C (CONTINUED)

     COMPUTER HORIZONS CORP. COMMON STOCK FUND

     Effective January 1, 1996, participants were able to invest contributions in the Computer Horizons Corp. Common Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 2002 and 2001 valued at quoted market value is $1,660,359 and $1,543,617, respectively.

     The Plan's investment in mutual funds, and common stock (including gains and losses on investments bought and sold, as well as being held during the year) (depreciated) appreciated for 2002 and 2001 as follows:

                                                              2002           2001
                                                          ------------   ------------
      Mutual funds                                        $ (6,872,252)  $ (4,668,573)
      Common Stock - Computer Horizons Corp.                    13,877        149,299
                                                          ------------   ------------

                                                          $ (6,858,375)  $ (4,519,274)
                                                          ============   ============

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of Mutual Funds managed by Merrill Lynch. Merrill Lynch is the Plan's Recordkeeper and Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are borne by the Plan, and were not significant at December 31, 2002 and 2001.

NOTE E - TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION

Board of Trustees
  COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN

Our audits was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Edison, New Jersey
May 16, 2003

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2002

           (b) Identity of issuer, borrower,
(a)              lessor or similar party                 (c) Description of investment                     (e) Current value
               -----------------------------                 -------------------------                         -------------
       Mutual Funds and Pooled Separate Accounts
         ML Retirement Preservation Trust          A low risk fund which provides preservation of
           8,488,810 shares*                       capital, liquidity and current income at levels
                                                   that are typically higher than those provided by
                                                   money market funds.                                         $   8,488,810

         ML International Equity Fund              A stock fund that seeks capital appreciation and
           92,025 shares*                          income through investment primarily in stocks
                                                   located in investment primarily in stocks located
                                                   in countries other than the United States.                        615,647

         ML S&P 500 Index Fund                     A stock fund that invests in individual stocks
           659,317 shares*                         corresponding with the Standard & Poor's 500 Index.             7,094,259

         ML Small Cap Index Fund                   A stock fund that includes smaller capitalization
           168,892 shares*                         stocks from various industrial sectors.                         1,398,427

         ML Global Allocation Fund                 A growth and income fund which seeks high total
           101,934 shares*                         investment return consistent with prudent risk.                 1,165,108

         Massachusetts Investors Trust             A conservative growth and income fund which
           478,242 shares*                         invests primarily in stocks and seeks reasonable
                                                   current income and long-term growth of income and
                                                   capital.                                                        6,154,978

         MFS Research Fund                         A moderate growth fund which primarily invests in
           119,265 shares*                         stocks and seeks long-term growth of capital and
                                                   future income.                                                  1,686,408

         ML Balanced Capital Fund                  A growth and income fund which seeks the highest
           137,395 shares*                         total investment return consistent with prudent risk.           3,058,417

         ML Intermediate Corporate Bond Fund,      An income fund which invests over 80% in domestic
           Class A, 155,498 shares*                bonds and seeks a high level of current income.                 1,839,547

         ML Intermediate Corporate Bond Fund,      An income fund which invests over 80% in domestic
           Class D 57,055 shares*                  bonds and seeks a high level of current income.                   674,965

         Eaton Vance Worldwide Health Sciences     A fund that seeks long-term capital growth by
         Fund 58,281 shares*                       investing in global and diversified portfolios of
                                                   health sciences companies.                                        445,847

         Oppenheimer Developing Markets Fund       A fund that aggressively seeks capital
           10,388 shares*                          appreciation through investments mainly in stocks
                                                   of emerging and developing markets.                               133,700

         Van Kampen Emerging Growth Fund           A fund that seeks capital appreciation through
           13,468 shares*                          investments primarily in common stock of emerging
                                                   growth companies.                                                 380,630

         AIM Balanced Fund                         A fund that seeks to provide preservation of
           9,478 shares*                           capital through a broadly diversified portfolio
                                                   of common stocks, preferred stocks, convertible
                                                   securities and bonds.                                             197,244

         Eaton Vance Income Fund of Boston         An income fund that seeks to provide current
           13,923 shares*                          income and reasonable preservation of capital.                     76,020

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

      SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                December 31, 2002

           (b) Identity of issuer, borrower,
(a)              lessor or similar party                 (c) Description of investment                     (e) Current value
               -----------------------------                 -------------------------                         -------------
         MFS Utilities Fund                        A fund that seeks capital growth and current income.        $      71,801
           11,166 shares*

         MASS Investors Growth Stock Fund          A growth fund which primarily invests in
           62,758 shares*                          stocks and seeks long-term growth of capital
                                                   and future income.                                                579,165

         ING Pilgrim International Value Fund      A fund that seeks long-term capital
           41,l378 shares*                         appreciation through investments primarily in
                                                   foreign companies with market capitalization
                                                   greater than $1 billion.                                          425,776

         Davis Series Financial Fund               A stock fund that seeks growth of capital
           13,616 shares*                          through investing in common stock of financial
                                                   companies.                                                        363,831

         ML Small Cap Value Fund                   A fund that seeks long-term growth of capital
           7,893 shares*                           by investing in a diversified portfolio of
                                                   securities.                                                       142,315

         Pimco Innovations Fund                    A fund that seeks capital appreciation through
           11,447 shares*                          investments in stocks of companies which utilize
                                                   innovative technologies to gain a strategic
                                                   competitive advantage in their industry.                          123,284
                                                                                                               -------------

                                                                                                               $  35,116,179
                                                                                                               =============

         Cash                                                                                                  $     193,447
                                                                                                               =============

         Stocks

         Computer Horizons Corp.
           507,755 shares*                         Common stock                                                $   1,660,359
                                                                                                               =============

         Participant loans, with interest which
           ranges from 5.75% to 11.00%                                                                         $     741,797
                                                                                                               =============

         * Party-in-interest

                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           COMPUTER HORIZONS CORP.
                                            EMPLOYEE SAVINGS PLAN
                                                (Name of Plan)


                              By                /s/ Michael Shea
                                 -------------------------------------------
                                                  Michael Shea
                                  Vice President & Chief Financial Officer

June 27, 2003